Filed by Reynolds American Inc.

Commission File No. 1-32258

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Lorillard, Inc.

Commission File No. 001- 34097

Date: July 15, 2014

Key Messages

Overall / Strategic Rationale

•	As a result of this acquisition, Reynolds American will have a significantly strengthened and diversified portfolio of iconic brands across all key categories – the most balanced in the industry.

•	Post acquisition, Reynolds American is expected to have over $11 billion in net revenues and approximately $5 billion in operating income, and its operating companies will have growth pillars in the cigarette, smokeless tobacco and vapor categories.

•	Newport leads the U.S. menthol category and will be a key addition to Reynolds American’s operating companies’ portfolios – which already include Camel, Pall Mall, Natural American Spirit, Grizzly and VUSE. Lorillard reported that Newport ended 2013 with a 12.6 percent share of market, and the brand has demonstrated a solid growth trajectory over the past three decades.

•	The transaction supports Reynolds American’s ongoing efforts to lead the transformation of the tobacco industry. Synergies and higher sales volumes generated by this combination will better position RAI’s operating companies to fuel continued investment in brand building, R&D and innovation for the long-term future of the company.

•	Reynolds American’s operating companies’ continued focus on a core of strong, flagship brands will enable the companies to have a simpler, more operationally efficient businesses with a superior ability to meet the interests of adult tobacco consumers, as well as their wholesale and retail partners.

•	Reynolds American’s acquisition of Lorillard will increase scale, generate considerable cost savings and efficiencies, and enhance geographic diversification, all of which will result in new revenue opportunities as well as benefit our adult tobacco customers. The combined entity will benefit from R.J. Reynolds Tobacco Company’s strength in the Western U.S. and Lorillard’s complementary strength in the Eastern U.S.

•	The transaction creates a much larger and more competitive U.S. player in Imperial Tobacco, which will purchase the KOOL, Salem, Winston, Maverick and blu assets of R.J. Reynolds and Lorillard. The addition of these brands to Imperial’s U.S. operations will more than triple its share of the U.S. cigarette market and establish it as a leading competitor in the growing e-cigarette category.

•	Imperial is the fourth-largest tobacco company in the world by market share. Its brands are sold in more than 160 countries, including the U.S. through its U.S. operating company. Imperial’s companies sell cigarettes, cigars, fine-cut tobaccos, tobacco papers and smokeless tobacco products.

•	Reynolds American and British American Tobacco have also agreed in principle to pursue an ongoing technology-sharing initiative for the development and commercialization of next-generation tobacco products, including heat-not-burn cigarettes and vapor products. This agreement with BAT holds great promise for global growth in those categories, and will enhance value for all shareholders.

•	Reynolds American remains committed to its transforming tobacco agenda and to meeting society’s expectations for how a tobacco company should operate, while also growing its businesses responsibly and sustainably.

Financial Community

•	Reynolds American believes this transaction will be attractive to both companies’ shareholders, allowing them to realize future value through meaningful cost savings and the combined entity’s attractive growth prospects.

•	Reynolds American’s acquisition of Lorillard will generate considerable cost savings and efficiencies across all aspects of the organization.

•	British American Tobacco, Reynolds American’s largest shareholder, has expressed its strong confidence in the transaction, echoing RAI’s belief in the strategic and financial merits of this acquisition.

•	Reynolds American is confident that it will retain its investment-grade credit rating, and that its significant cash flows and substantial cost savings will allow for rapid debt paydown, as well as continued funding of growth initiatives and a strong dividend policy.

•	Reynolds American has the deep operational and integration experience required to successfully complete this transaction and transition – and RAI’s future success will be ensured by its strong leadership team.

Employees

•	A decade ago, our company reinvented itself as Reynolds American. Today, RAI has the chance to take that transformation to new heights.

•	This acquisition will create a stronger, more balanced portfolio for R.J. Reynolds, better positioning the company competitively, and adding revenue streams to fuel innovation and the transforming tobacco vision.

•	Employees are the heart of Reynolds American’s business. RAI will keep employees informed of any updates as it adds brands from Lorillard and transitions others to Imperial.

•	Reynolds American anticipates that after completion of the acquisition, R.J. Reynolds Tobacco will begin hiring for manufacturing and selected other positions, and that process is expected to extend over an 18-month period.

•	In the short term, business will remain as usual. Reynolds American will keep everyone updated regularly throughout the process. Next steps include seeking shareholder approval from Reynolds American’s, Lorillard’s and Imperial’s shareholders, and working with regulatory authorities to secure their required approvals. We expect the entire approval process to be completed in the first half of 2015.

•	It is Reynolds American’s intent to transition manufacturing of Newport to Tobaccoville over time, and to transition manufacturing of KOOL, Salem and Winston to Imperial over time. No workforce reductions are expected as a result of this transaction – in fact it’s likely that we’ll have to add jobs over the next few years.

Wholesale and Retail Partners

•	This strategic acquisition will allow Reynolds American’s operating companies to better serve wholesale and retail partners with a strong portfolio of iconic brands that are meaningful in virtually all markets across the country – supported by a well-trained, high-quality trade marketing organization. This will result in more relevant customer sales interaction at both wholesale and retail, which will be beneficial to R.J. Reynolds’ wholesale and retail partners.

•	A recent survey of R.J. Reynolds’ wholesale and retail partners (Fall 2013) gave high marks to the company for its trade communications and the training of its trade marketing employees.

•	For the time being, it’s business as usual. We anticipate completing the approval process in the first half of 2015. R.J. Reynolds is committed to keeping its wholesale and retail partners informed throughout the process to ensure a smooth transition period.

•	Reynolds American has a proven merger and acquisition history, resulting in successful combinations in the recent past. These activities have proven to be beneficial to our trade partners as well as RAI.

•	The combination of R.J. Reynolds’ Camel and Pall Mall brands and Lorillard’s Newport brand will provide R.J. Reynolds with an enhanced ability to effectively compete, which will benefit consumers and retailers alike. The synergies from the acquisition will result in significant cost savings, providing additional ability for Reynolds American’s operating companies to invest in their brands.

Community

•	After 139 years operating in the Triad, Reynolds American remains committed to the region and to continuing to be an engine for regional economic growth.

•	Reynolds American will work closely with its employees, as well as with its business and community partners, to ensure that this transaction results in a stronger company and a stronger economic base for the region.

•	This acquisition will bolster R.J. Reynolds’ position in the market with the addition of Lorillard’s strong Newport brand, creating opportunities for growth in the community and building on many years of success.

•	In May, Reynolds American announced that it will add about 200 new jobs over the next few years to support VUSE’s national launch, however as a result of this acquisition, R.J. Reynolds now believes it will need to add even more jobs, particularly in operations.

•	Reynolds American, Lorillard and Imperial will keep regional constituents informed as they move through the transition period.

Consumer

•	There will be no change to the products or brands that consumers currently purchase as a result of this transaction.

•	The operating companies of Reynolds American remain focused on providing adult tobacco consumers with the broad range of cigarettes, moist snuff, snus and vapor products they enjoy.

•	The combination of R.J. Reynolds’ Camel and Pall Mall brands and Lorillard’s Newport brand will provide R.J. Reynolds with an enhanced ability to effectively compete, which will benefit consumers and retailers alike. The synergies from the acquisition will result in significant cost savings, providing additional ability for RAI’s operating companies to invest in their brands and benefit consumers.

Regulatory

•	The transaction is subject to regulatory approvals. Reynolds American looks forward to working with regulators to move through, and successfully complete, the review process.

•	As part of the transaction, several brands – KOOL, Salem, Winston, Maverick and blu – will be sold to a subsidiary of Imperial Tobacco Group, PLC. The divestiture of these brands to Imperial will elevate it to the status of a major U.S. competitor for the first time, and will position Imperial for long-term success in both traditional tobacco products and emerging product categories, including leadership in the e-cigarette category.

•	The combination of R.J. Reynolds’ Camel and Pall Mall brands and Lorillard’s Newport brand will also provide the company with an enhanced ability to effectively compete against the category leader in the traditional cigarette and smokeless categories. Reynolds American will have additional resources to invest in its operating companies’ brands, benefitting adult tobacco consumers as well as their wholesale and retail partners.

•	Reynolds American thoroughly assessed the issues related to potential additional regulation of the menthol category by FDA before proceeding with this transaction. The agency’s commitment to developing reasonable, science-based regulation leads RAI to believe that any regulatory framework for menthol will reflect current evidence that the public-health risks associated with menthol cigarettes are no greater than those of non-menthol cigarettes. A transparent, science-based rulemaking process will allow us to manage this issue over time.

•	Reynolds American expects the transaction to close in the first half of 2015, pending regulatory and shareholder approvals.

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Cautionary Statement Regarding Forward-Looking Statements

Statements included in this communication that are not historical in nature, including financial estimates and statements as to regulatory approvals and the expected timing, completion and effects of the proposed transactions, constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. When used in this communication and in documents incorporated by reference, forward-looking statements include, without limitation, statements regarding the benefits of the proposed transactions, including future financial and operating results, the combined company’s plans, expectations, beliefs, intentions and future strategies, and other statements that are not historical facts, that are signified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “objective,” “outlook,” “plan,” “project,” “possible,” “potential,” “should” and similar expressions. These statements regarding future events or the future performance or results of the combined company inherently are subject to a variety of risks, contingencies and uncertainties that could cause actual results, performance or achievements to differ materially from those described in or implied in the forward-looking statements.

Among the risks, contingencies and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, Asset Purchase Agreement or Subscription Agreement; the risk that the necessary shareholder approvals may not be obtained; the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated; the risk that the proposed transactions will not be consummated in a timely manner; risks that any of the closing conditions to the proposed transactions may not be satisfied or may not be satisfied in a timely manner; risks related to disruption of management time from ongoing business operations due to the proposed transactions; failure to realize the benefits expected from the proposed transactions; failure to promptly and effectively integrate the acquisition; and the effect of the announcement of the proposed transactions on the ability of Reynolds American, Lorillard and Imperial to retain customers and retain and hire key personnel, maintain relationships with suppliers, and on their operating results and businesses generally. Discussions of additional risks, contingencies and uncertainties are contained in Reynolds American’s and Lorillard’s filings with the Securities and Exchange Commission, or the SEC.

Due to these risks, contingencies and other uncertainties, you are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of such statements. Except as provided by federal securities laws, Reynolds American is under no obligation to, and expressly disclaims any obligation, to update, alter or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

Additional Information

Reynolds American will file with the SEC, a registration statement on Form S-4 that will include the Joint Proxy Statement of Reynolds American and Lorillard that also constitutes a prospectus of Reynolds American. Reynolds American and Lorillard plan to mail to their respective shareholders the Joint Proxy Statement/Prospectus in connection with the transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT REYNOLDS AMERICAN, LORILLARD, THE TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Reynolds American and Lorillard through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Reynolds American by contacting Reynolds American Investor Relations at raiinvestorrelations@reynoldsamerican.com or by calling (336)741-5165 or at Reynolds American’s website at www.reynoldsamerican.com, and will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Lorillard by contacting Lorillard Investor Relations at investorrelations@lortobco.com or by calling (336)335-7000 or at Lorillard’s website at www.lorillard.com.

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition, the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Reynolds and Lorillard and certain of their respective directors and executive officers and employees may be considered participants in the solicitation of proxies from the respective shareholders of Reynolds and stockholders of Lorillard in respect of the transactions contemplated by the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Reynolds and stockholders of Lorillard in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Reynolds’s directors and executive officers is contained in Reynolds’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, which is filed with the SEC. Information regarding Lorillard’s directors and executive officers is contained in Lorillard’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, which is filed with the SEC.